[Letterhead of New Oriental Education & Technology Group Inc.]

May 29, 2009

VIA EDGAR

Mr. Reid S. Hooper, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Oriental Education & Technology Group Inc. (the “Company”) Form 20-F for the fiscal year ended May 31, 2008 filed on October 23, 2008 (File No. 001-32993) (the “2008 Form 20-F”)

Dear Mr. Hooper:

The Company has received the letter dated May 7, 2009 from the staff of the Securities and Exchange Commission regarding the 2008 Form 20-F (the “Comment Letter”). Pursuant to the telephone conversation on May 27, 2009 between you and the Company’s U.S. counsel, Ms. Julie Gao of Latham & Watkins, the Company would like to request an extension to the deadline for responding to the Comment Letter. We will provide our response to the Comment Letter via EDGAR as soon as possible, in any event no later than June 12, 2009.

If you have any additional questions or comments regarding the 2008 Form 20-F, please contact the undersigned at (86) 139 11195439 or Ms. Julie Gao at (852) 2912-2535. Thank you very much.

Very truly yours,

/s/ Louis Hsieh
Louis Hsieh
President and Chief Financial Officer

cc:	Michael Minhong Yu
Chairman and Chief Executive Officer, New Oriental Education & Technology Group Inc.
Z. Julie Gao, Esq., Latham & Watkins, Hong Kong
Elsie Zhou, Partner, Deloitte Touche Tohmatsu CPA Ltd., Beijing